KH 4/9



SECU 12060813 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III



RECEIVED
APR - 5 2012

SEC FILE NUMBER
8- 67181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARLES MORGAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 WALL STREET, 16TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK T. MANZO — 201-519-1905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YIN SHEN CO., CPA
(Name – *if individual, state last, first, middle name*)

3150 140TH STREET, ROOM 6C	FLUSHING	NY	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 141006-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/9

OATH OR AFFIRMATION

I, Paul E. Taboada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles Morgan Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President and CEO

Title



Notary Public

CHAOWEN PAI
Notary Public, State of New York
No. 01PA6229853
Qualified in Queens County
Commission Expires Oct. 25, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES MORGAN SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

December 31, 2011

New York, New York

CHARLES MORGAN SECURITIES, INC.

CONTENTS

Yin Shen Co. CPA
3150 140th Street, Room 6c
Flushing, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

To Board of Directors
Charles Morgan Securities, Inc.

We have audited the accompanying statement of financial condition of Charles Morgan Securities, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholders' capital, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Morgan Securities, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I required by rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied

in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with audit standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



Yin Shen Co. CPA
Flushing, New York
February 22, 2012,
Except for Note 9, as to which the date is April 1, 2012

CHARLES MORGAN SECURITIES, INC.

Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$ 100,310
Receivable from broker-dealers and clearing organization	39,944
Prepaid expenses	79,152
Deposits with clearing organizations (cash)	50,000
Securities owned, at fair value	143,130
Property and equipment, at cost, less accumulated depreciation of $100,339	33,521
Deferred tax assets	89,600
Other assets	59,900
Total assets	$ 595,557

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable, and accrued expenses	$ 70,958
Total liabilities	70,958
Stockholders' Equity	
Common stock - non par value,200 shares issued and outstanding	750,000
Additional paid-in capital	1,405,500
Retained earnings	(1,630,901)
Total stockholders' equity	524,599
Total liabilities and stockholders' equity	$ 595,557

The accompanying notes are an integral part of these financial statements

CHARLES MORGAN SECURITIES, INC.

Statement of Income
for the Year Ended December 31, 2011

REVENUES:	
Commissions	$ 586,726
Princinpal transactions	22,046
Investment banking	323,507
Interest and dividends	5,758
Other Income	83,261
	1,021,298
EXPENSES:	
Employee compensation and benefits	356,316
Commission expenses	509,981
Communications and data processing	60,555
Exchange and clearance fees	114,443
Management fees	10,000
Occupancy	297,918
Regulatory fees	70,541
Professional fees	80,538
Other expenses	113,788
Total expense	1,614,080
INCOME(LOSS) BEFORE INCOME TAXES	(592,782)
PROVISION FOR INCOME TAXES	1,282
NET INCOME (LOSS)	$ (594,064)

The accompanying notes are an integral part of these financial statements

CHARLES MORGAN SECURITIES, INC.

Statement of Cash Flows
for the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ (594,064)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	14,370	
(Increase) decrease in operating assets:		
Receivable from broker-dealers from clearing organization	24,684	
Other receivable	(285)	
Prepaid expenses	31,722	
Security owned	141,411	
Increase (decrease) in operating liabilities:		
Accounts payable, and accrued expenses	(46,579)	
Total adjustments		165,324
Net cash used in operating activities		(428,741)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	-	
		-
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional paid in	527,500	527,500
Net cash provided by financing activities		527,500
INCREASE(DECREASE) IN CASH		98,759
CASH AT BEGINNING OF THE YEAR		1,551
CASH AT END OF THE YEAR		$ 100,310

The accompanying notes are an integral part of these financial statements

CHARLES MORGAN SECURITIES, INC.

Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2011

	Capital Stock Common (non par)		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2010	200	$ 750,000	878,000	(1,036,837.03)	591,163
					-
Net income(loss)				(594,064)	(594,064)
Changes in Capital	-		527,500	-	527,500
Balance at December 31, 2011	200	750,000	1,405,500	(1,630,901)	$ 524,599

The accompanying notes are an integral part of these financial statements

Charles Morgan Securities, Inc.
Notes to Financial Statements

For the Year Ended December 31, 2011

1. Organization and nature of business

Charles Morgan Securities, Inc. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC) The Company is exempt from SEC customer protection rules under Paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company is a New York corporation established on June 20, 2002.

2. Significant Accounting Policies

Basic Presentation
The Company engages in (a) investment banking services limited to private placements of debt and equity instruments: (b) corporate investment advisory services, including advice on corporate finance, capital structure, merges and acquisitions, corporate restructuring and introductions to industry professionals: (c) retail sales conducted on a fully disclosed agency basis, including buying and selling of stocks, options and mutual funds. The Company clears its securities transactions on a fully disclosed basis through clearing brokerage.

Securities Owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Property and equipment
Furniture and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

Statement of Cash Flows
For purpose of Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not hold for sale in the ordinary course of business.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or counter-party fails to perform, the Company may sustain a loss if the market value of the security if different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounting method

The Company prepares its financial statements on the accrual basis of accounting.

3. Fair Value:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset r paid to transfer a liability in an orderly transaction between market participants at the measurement date. A faire value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The faire value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As of December 31, 2011, the Company measured assets at faire value on a recurring basis consist of level 1 for $8,823 and level 3 for $131,834.

4. Property and equipment:

Property and equipment consists of the following as of December 31, 2011:

Equipment	$ 98,580
Furniture and fixtures	35,280
	133,860
Less: Accumulated depreciation	(100,339)
Net book value	$ 33,521

Depreciation for the year ended December 31, 2011 amounted to $14,370. Fixed assets are depreciated using the straight-line method over the estimated life of the related assets. Estimated lives for equipment are five years and furniture and fixtures is seven years.

5. Compensated absences:

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences actually paid to employees.

6. Related party transactions

Management fees were paid during the year ended December 31, 2011 in the amount of $10,000 to PCM Industries, Inc. an entity wholly owned by the Company's shareholder. PCM industries, Inc. owns 5% of stake of the Company.

On September 12, 2011 , the Company's majority shareholder exchanged 190 non par value common voting shares which represented 95% ownership of the Company to a newly established company, CMS Global Securities, Inc. for 40,000,000 shares of common stock. CMS Global Securities, Inc. contributed $94,000 to the Company in 2011.

7. Deferred income taxes:

Timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period exist. Deferred income taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company did not include any provision for current year federal corporate income taxes, because it has experienced a net operating tax losses in prior year and carry forwarding to the current period. As of December 31, 2011, the deferred tax asset consists primarily of net operating loss carryforwads which amount to approximately $1,518,854. These carryforwards will begin to expire at various times commencing in 2026.

8. Commitments and contingencies:

The Company lease office space under a long term operating lease agreement that expires October 2015. The following is a schedule of future minimum rental payments required under this operating lease:

Year Ended December 31,	
2012	230,160
2013	230,160
2014	230,160
2015	191,170
Total	$881,650

Rental expenses included utilities was $278,345 for the year ended December 31, 2011.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and minimum dollar amount of net capital requirement is $100,000. At December 31, 2011, the Company was in compliance with these regulations.

Pursuant to SEC Rule 15c3-1 and NASD Guide to Rule Interpretations *Concessions or Commissions Receivables and Related Concessions or Commissions Payable, Offset Permitted,* the Schedule I – Computation of Net Capital was recalculated after the original audit report issued dated February 22, 2012.

At December 31, 2011, the company's aggregate indebtedness to net capital ratio was 0.71 to 1 and dollar amount exceeds minimum required limit by $51, but less than 120% net capital requirement.

CHARLES MORGAN SECURITIES, INC.
Supplement Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2011

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

SCHEDULE I
AMENDMENT

CHARLES MORGAN SECURITIES, INC.

Computation of Net capital Under rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2011

NET CAPITAL		
Total stockholders' equity		$ 524,599
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		524,599
Deductions:		
None allowable assets		
Property and equipment, net	(33,521)	
Commission receivable	(21,121)	
Prepaid expenses	(79,152)	
Deferred tax assets	(89,600)	
Securities not readily marketable	(141,254)	
Other assets	(59,900)	(424,548)
Net capital before haircuts on securities positions		100,051
Haircuts on securities		
Other securities	-	
		-
NET CAPITAL		$ 100,051
AGGREGATE INDEBTEDNESS		
Accounts payable, and accrued expenses	70,958	70,958
Total aggregate indebtedness		$ 70,958
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		4,731
Minimum dollar required:		$ 100,000
Excess net capital		$ 51
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar amount		$ (19,949)
Ratio: Aggregate indebtedness to net capital		0.71 to 1

CHARLES MORGAN SECURITIES, INC.

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2011)

Net capital, as reported in Company's Part II (unaudited amended) FOCUS report		$ 133,181
Adjustments:		
Receivables	(25,630)	
Payables	(7,500)	(33,130)
Net capital per above		$ 100,051

CHARLES MORGAN SECURITIES, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2011

The Company is a broker-dealer and is exempt from the provision of SEC Rule 15c3-3, Paragraph (k)(2)(ii). The conditions of exemption are being maintained.

Independent Auditor's Report on Internal Control

Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC rule 15c3-3

To Board of Directors
Charles Morgan Securities, Inc.

In planning and performing our audit of the financial statements of Charles Morgan Securities, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yin Shen Co. CPA
Flushing, New York
February 22, 2012



CHARLES MORGAN SECURITIES, INC.

SIPC SUPPLEMENTAL REPORT AND SUPPLEMENTARY SCHEDULES

December 31, 2011

New York, New York

Independent Accountants' Report
on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To Board of Directors
Charles Morgan Securities, Inc.
120 Wall Street, 16th Floor
New York, NY 10005

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Charles Morgan Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Charles Morgan Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Charles Morgan Securities, Inc.'s management is responsible for the Charles Morgan Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on the accounting book noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of SIPC Supplemental Schedule noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of SIPC Supplemental Schedule supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Yin Shen Co. CPA
February 22, 2012



CHARLES MORGAN SECURITIES, INC.

SIPC Supplemental Schedule

As of December 31, 2011

Total Revenue (per amemded FOCUS filing)	$ 1,021,298
Total Deduction	168,285
SIPC Net Operating Revenue	$ 853,013
General Assessment @0.0025	2,133
Less previously paid	1,169
Assessment Balance Due with SIPC-7	$ 964

Yin Shen Co. CPA
3150 140th Street, Room 6c
Flushing, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281


SEC MAIL PROCESSING
RECEIVED
APR - 5 2012
310
WASH DC SECTION

April 1, 2012

Mr. Paul E. Taboada
Chairman & CEO
Charles Morgan Securities, Inc.
120 Wall Street, 16th Floor
New York, N.Y. 10005

Dear Paul:

In response to the FINRA inquiry regarding your December 31, 2011 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule), we believe the requested revision to the supplemental material is appropriate as follows. The Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 should be revised to include $21,121 in commissions receivable as an unsecured receivable based on our revised application of NASD Guide to Rule Interpretations *Concessions or Commissions Receivables and Related Concessions or Commissions Payable, Offset Permitted.* The change is not considered significant to our independent auditors' report dated February 22, 2012.

The revision as described above is appropriately reflected in the revised Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 included in the audited financial statements as attached. The revised financial statement and supplemental schedules including our independent audit reports thereon should be resubmitted in their entirety to FINRA and the SEC along with a copy of this letter.

Regards,

Yin Shen Co. CPA